Filed by Cell Therapeutics, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

And deemed filed pursuant to Rule 14a-12

Of the Securities and Exchange Act of 1934

Subject Company: Cell Therapeutics, Inc.

Commission File No: 001-12465

The following slides are being used by Cell Therapeutics, Inc. (“CTI”), in connection with a presentation previously filed on June 25, 2003, at presentations given by Dr. James Bianco of CTI.

Highlights

•	XYOTAX in phase III trials

-	Fast track status in NSCLC

-	GOG ovarian cancer trial

•	TRISENOX 100% compounded annual growth rate

-	Profitable business unit in 2003

•	Pixantrone best in class

-	Potential accelerated registration aggressive NHL

•	Strong financial position

Pixantrone

(from Novuspharma merger)

•	New potential best-in-class DNA intercalator with improved efficacy and safety

•	Phase III in aggressive NHL targeted Q1 –’04

•	Should qualify for accelerated regulatory review

•	Potential NDA in 2005

•	Initial indication could generate $150+ million annual sales

Pixantrone U.S. Market Potential

NHL indication only

•	Aggressive NHL incidence(55%) 151,877

-	Stage III/IV (80%) 121,502

-	Chemotherapy (front line-CHOP) 72,901

-	Salvage chemotherapy 54,169

•	Indolent NHL incidence (45%) 124,263

-	Stage III/IV 68,345

-	Chemotherapy (+/-Rituxan) 44,735

-	Salvage chemotherapy 18,905

Strategic Rationale

Immediate Realizable Synergies

•	Greater revenue growth potential

-	TRISENOX gaining hematology market share MARKETED

-	XYOTAX in pivotal trials for lung cancer LAUNCH 2005

-	Pixantrone in pivotal trials for NHL LAUNCH 2006

-	Targeting profitability in 2005

•	Strong combined balance sheet

-	$230 million proforma end Q1, 2003

•	Significant cost savings

-	$18-$20 million annual operating synergies

•	Strengthened oncology drug development expertise

•	Global access to patients, physicians and capital markets

CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS

This presentation contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained in this presentation include statements about future financial and operating results, the proposed CTI/Novuspharma merger, and risk and uncertainties that could affect CTI’s product and products under development. These statements are not guarantees of future performance, involve certain risks, uncertainties and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate. Therefore, actual outcomes and results may differ materially from what is expressed herein. For example, if either of the companies do not receive required stockholder approvals or fail to satisfy other conditions to closing, the transaction will not be consummated. In any forward-looking statement in which CTI expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will result or be achieved or accomplished. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: risks associated with preclinical, clinical and sales and marketing developments in the biopharmaceutical industry in general and in particular including, without limitation, the potential failure to meet TRISENOX® revenue goals, the potential failure of XYOTAX™ to prove safe and effective for treatment of non-small cell lung and ovarian cancers, the potential failure of TRISENOX® to continue to be safe and effective for cancer patients, determinations by regulatory, patent and administrative governmental authorities, competitive factors, technological developments, costs of developing, producing and selling TRISENOX® and CTI’s products under development in addition to the risk that the CTI and Novuspharma businesses will not be integrated successfully; costs related to the proposed merger, failure of the CTI or Novuspharma stockholders to approve the proposed merger; and other economic, business, competitive, and/or regulatory factors affecting CTI’s and Novuspharma’s businesses generally, including those set forth in CTI’s filings with the SEC, including its Annual Report on Form 10-K for its most recent fiscal year and its most recent Quarterly Report on Form 10-Q, especially in the “Factors Affecting Our Operating Results” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections, and its Current Reports on Form 8-K. CTI is under no obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events, or otherwise.

WHERE YOU CAN FIND ADDITIONAL INFORMATION:

Cell Therapeutics, Inc. (CTI) will file a proxy statement/prospectus and other documents concerning the proposed merger transaction with the Securities and Exchange Commission (SEC). Investors and security holders are urged to read the proxy statement/prospectus when it becomes available and other relevant documents filed with the SEC because they will contain important information. Security holders may obtain a free copy of the proxy statement/prospects (when it is available) and other documents filed by CTI with the SEC at the SEC’s website at http://www.sec.gov. The proxy statement/prospectus and these other documents may also be obtained for free from CTI, Investor Relations: 501 Elliott Avenue West, Suite 400 Seattle, WA 98119, www.cticseattle.com.

CTI and Novuspharma S.p.A. and their respective directors and executive officers and other members of their management and their employees may be deemed to be participants in the solicitation of proxies from the shareholders of CTI and Novuspharma with respect to the transactions contemplated by the merger agreement. Information about the directors and officers of CTI is included in CTI’s Proxy Statement for its 2003 Annual Meeting of Stockholders filed with the SEC on May 14, 2003. This document is available free of charge at the SEC’s website at http://www.sec.gov and from CTI.